Exhibit 99.10
EXECUTION COPY
DEED OF MUTUAL COVENANT
APRIL 17, 2008
PA GROUP LIMITED
And
NPA NOMINEES LIMITED
And
AUSTRALIAN ASSOCIATED PRESS PTY LIMITED
And
NEW ZEALAND PRESS ASSOCIATION LIMITED
And
REUTERS FOUNDERS SHARE COMPANY LIMITED
And
THOMSON REUTERS CORPORATION
And
THOMSON REUTERS PLC
And
REUTERS GROUP PLC

THIS DEED OF MUTUAL COVENANT is made the 17th day of April, 2008,
BETWEEN:
(1)	PA GROUP LIMITED (No. 4197) (PA Group), a company incorporated in England whose registered office is at 85 Fleet Street EC4P 4BE;
(2)	NPA NOMINEES LIMITED (No. 1781639) (NPA Nominees), a company incorporated in England whose registered office is at 34 Southwark Bridge Road, London SE1 9EU;
(3)	AUSTRALIAN ASSOCIATED PRESS PTY LIMITED (Australian Associated Press), a company incorporated in the state of Victoria, Australia whose registered office is at AAP News Centre, 3 Rider Boulevard, Rhodes Waterside, Rhodes, NSW 2138, Australia;
(4)	NEW ZEALAND PRESS ASSOCIATION LIMITED (New Zealand Press Association), a company incorporated in New Zealand whose registered office is at Newspaper House, 93 Boulcott Street, PO Box 1599, Wellington, New Zealand;
(5)	REUTERS FOUNDERS SHARE COMPANY LIMITED (No. 1812511) (Reuters Founders Share Company), a company incorporated in England whose registered office is at One Silk Street, London, EC2Y 8HQ;
(6)	THOMSON REUTERS CORPORATION (Thomson Reuters Corporation), a company incorporated in Ontario, Canada whose registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1;
(7)	THOMSON REUTERS PLC (No. 6141013) (Thomson Reuters PLC), a company incorporated in England whose registered office is at First Floor, The Quadrangle, 180 Wardour Street, London, W1A 4Y9; and
(8)	REUTERS GROUP PLC (No. 329675) (Reuters Group), a company incorporated in England whose registered office is at The Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP.
WHEREAS:
(A)	By an Agreement called an Agreement of Trust dated 9 July 1953 (as subsequently amended) and made between PA Group, The Newspaper Proprietors Association Limited (now called The Newspaper Publishers Association Limited), Australian Associated Press and New Zealand Press Association, the parties thereto agreed (as the holders of all the stock of Reuters Limited then in issue) to comply with the principles set out in it in respect of their holdings of stock in Reuters Limited.

(B)	The parties (in (A)) entered into a deed of mutual covenant dated 9 May 1984 (as subsequently altered, the 1984 Deed of Mutual Covenant) following the reconstruction of Reuters Limited and the acquisition of the whole of its issued voting share capital by Reuters Holdings PLC (Reuters Holdings) in order to record the terms on which they agreed to ensure that the Reuter Trust Principles (as defined in the 1998 Deed of Mutual Covenant (as defined below)) were complied with and the terms upon which the ‘A’ Shares (as defined in the 1984 Deed of Mutual Covenant) in Reuters Holdings were to be held.
(C)	Reuters Founders Share Company is a company limited by guarantee not having a share capital whose objects as amended by special resolution passed on 18 December 1997 include holding the Founders Share of £1 of Reuters Group and entering into the 1984 Deed of Mutual Covenant.
(D)	The parties other than Thomson Reuters Corporation and Thomson Reuters PLC entered into a deed of mutual covenant dated February 18, 1998 (the 1998 Deed of Mutual Covenant) as part of the re-organisation of Reuters Holdings whereby the issued voting share capital of Reuters Holdings was cancelled through a scheme of arrangement under Section 425 of the Companies Act 1985. In return for the cancellation of such shares, cash and shares in Reuters Group were issued to the shareholders of Reuters Holdings, the current arrangements in connection with the Founders Share of £1 of Reuters Group held by Reuters Founders Share Company were replicated in the Articles of Association of Reuters Group and in the 1998 Deed of Mutual Covenant and the 1984 Deed of Mutual Covenant was terminated.
(E)	Thomson Reuters Corporation and Reuters Group are parties to the Implementation Agreement (as defined in this Deed), pursuant to which Thomson Reuters Corporation has agreed to acquire Reuters Group by implementing a dual listed company structure (the DLC Structure) under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective Subsidiaries (as defined in this Deed) from time to time will operate as a unified group (collectively, the Transaction).
(F)	Following completion of the Transaction, Reuters Founders Share Company will hold a Reuters Founders Share in the capital of each of Thomson Reuters Corporation and Thomson Reuters PLC (each a Reuters Founders Share) for the purpose of protecting the Reuters Trust Principles (as defined in this Deed).
(G)	The parties wish to restate the 1998 Deed of Mutual Covenant so as to apply the Reuters Trust Principles to the Thomson Reuters Group (as defined in this Deed) on the terms set out in this Deed.
(H)	Reuters Group is a party to this Deed solely in respect of Clause 2 of this Deed.

NOW THIS DEED WITNESSES as follows:
1.	INTERPRETATION

1.1	In this Deed, the Reuters Trust Principles mean:
(a)	that the Thomson Reuters Group shall at no time pass into the hands of any one interest, group or faction;

(b)	that the integrity, independence and freedom from bias of the Thomson Reuters Group shall at all times be fully preserved;

(c)	that the Thomson Reuters Group shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom the Thomson Reuters Group has or may have contracts;

(d)	that the Thomson Reuters Group shall pay due regard to the many interests which it serves in addition to those of the media; and

(e)	that no effort shall be spared to expand, develop and adapt the news and other services and products of the Thomson Reuters Group so as to maintain its leading position in the international news and information business.
1.2	In this Deed (including in the Recitals), the following words and expressions have the meanings set out opposite them unless the context otherwise requires:

Affiliate means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person.

Approved Person means any person who, at any particular time, has been designated as such for the purposes of Thomson Reuters Corporation’s Articles and/or Thomson Reuters PLC’s Articles by the holder of the Reuters Founders Share, in its sole and absolute discretion, by notice given in writing to Thomson Reuters Corporation and/or Thomson Reuters PLC, as the case may be, unless such designation has been revoked in accordance with the Terms of Approval.

Change of Control means a change or changes (whether as a result of a single action or event or a series of actions or events) whereby the ability to control the board of directors of an Association (including the ability to control, appoint or remove a majority of such directors) is acquired by or becomes vested in persons other than the present members of that Association and their respective Affiliates for the time being.

Companies Act 1985 means the UK Companies Act 1985, as it may be amended from time to time.

Companies Act 2006 means the UK Companies Act 2006, as it may be amended from time to time and any successor legislation thereto.

Control means:
(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of Thomson Reuters Corporation or Thomson Reuters PLC, together with the other corporation) at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)	when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of Thomson Reuters Corporation or Thomson Reuters PLC, together with the other corporation) at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;
and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second-mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on.

Distress Notice means a notice of the occurrence of a Relevant Event given pursuant to Clause 4.5, 4.6 or 4.7 by (or on behalf of) one of the Associations or by Reuters Founders Share Company in respect of any of them.

Form of Undertaking means a Deed in the form set out in the Appendix to this Deed.

Fundamental Change means a change or changes (whether as a result of a single action or event or a series of actions or events) whereby NPA or a Newspaper Association ceases to be an entity whose principal business (for this purpose disregarding any shares in Thomson Reuters Corporation or Thomson Reuters PLC owned by that person) concerns the representation of the interests of and/or the provision of news agency services to the national and/or regional and/or provincial newspaper publishing industries in the United Kingdom and Ireland, in Australia or in New Zealand (as the case may be).

Implementation Agreement means the Implementation Agreement entered into between Thomson Reuters Corporation, Reuters Group, The Woodbridge Company Limited and Thomson Reuters Limited, dated May 15, 2007, as amended.

Newspaper Association means one of the Three Newspaper Associations.

Nomination Committee means the committee which, in accordance with Reuters Founders Share Company’s Articles, is responsible for nominating Reuters Trustees for appointment.

NPA means The Newspaper Publishers’ Association Limited.

OBCA means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto.

Person includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

Reuters Founders Share Company’s Articles means the Articles of Association of Reuters Founders Share Company, as they may be amended or supplemented from time to time.

Reuters Founders Share Company Bank Account means a bank account in the name of Reuters Founders Share Company Limited with a United Kingdom clearing bank nominated by Reuters Founders Share Company from time to time.

Reuters Trustees means the members and directors from time to time of Reuters Founders Share Company.

Subsidiary means, with respect to any Person, any Person that is Controlled by such Person.

Terms of Approval means, in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Reuters Founders Share in connection with being designated as an Approved Person.

The Associations means PA Group, NPA Nominees, Australian Associated Press and New Zealand Press Association.

The Office means, in relation to Thomson Reuters Corporation, the registered office of Thomson Reuters Corporation from time to time, and, in relation to Thomson Reuters PLC, the registered office of Thomson Reuters PLC from time to time.

The Three Newspaper Associations means PA Group, Australian Associated Press and New Zealand Press Association.

Thomson Reuters Corporation’s Articles means the articles of incorporation of Thomson Reuters Corporation, as they may be amended or supplemented from time to time.

Thomson Reuters Group means, collectively, Thomson Reuters Corporation, Thomson Reuters PLC and their respective Subsidiaries from time to time operating as a unified group pursuant to the DLC Structure.

Thomson Reuters PLC’s Articles means the articles of association of Thomson Reuters PLC, as they may be amended or supplemented from time to time.

Wholly Owned Subsidiary means a wholly owned subsidiary within the meaning of section 1159 of the Companies Act 2006.

1.3	In this Deed, the expression Relevant Event means:
(a)	in relation to each of the companies referred to in this Clause 1.3:
(i)	the appointment of a receiver in respect of all or a substantial part of its assets; or

(ii)	the making of an order by a court of competent jurisdiction for the compulsory winding-up of the company;
(b)	in relation to PA Group:
(i)	a Change of Control; or

(ii)	a Fundamental Change;
(c)	in relation to NPA, a Fundamental Change;

(d)	in relation to Australian Associated Press:
(i)	a Change of Control; or

(ii)	a Fundamental Change;
(e)	in relation to New Zealand Press Association:
(i)	a Change of Control; or

(ii)	a Fundamental Change.
1.4	For the purposes of the definition of the expression Change of Control in this Deed, bodies corporate shall be taken to be Affiliates of one another if:
(a)	one is a Wholly Owned Subsidiary of the other; or

(b)	they are both Wholly Owned Subsidiaries of a third body corporate.
1.5	Words or expressions used in this Deed in the masculine gender and/or singular form include these words or expressions in the feminine or neuter gender and plural form (as the case may be), and in each case vice versa.

1.6	In this Deed, words denoting persons include bodies corporate.

1.7	Neither the table of contents of nor the headings in this Deed affect its interpretation.

1.8	Unless otherwise indicated, references to Clauses and the Appendix in this Deed are references to Clauses and the Appendix of this Deed.

1.9	In this Deed, any reference to any statute or statutory provision (other than section 1159 of the Companies Act 2006) shall be construed as including a reference to any statutory modification or re-enactment thereof from time to time in force.

1.10	No provision of this Deed shall be construed as having the effect of preventing any of the parties from engaging in any trade or business in competition with the Thomson Reuters Group or with any of the other parties hereto or of imposing any obligation on any of the parties to take, buy or accept or otherwise acquire the goods or services of any of the parties or of any of its subsidiaries.

1.11	The written consent of Reuters Founders Share Company shall be deemed to have been given for any of the purposes of this Deed if, and only if, a certificate signed on behalf of Reuters Founders Share Company by not less than two of the Reuters Trustees shall have been received at the Office of Thomson Reuters Corporation or Thomson Reuters PLC (as applicable) confirming that a resolution giving the consent in question has been duly passed at a meeting of the Reuters Trustees (in their capacity as directors of Reuters Founders Share Company) or by written resolution of the Reuters Trustees (in their capacity as directors of Reuters Founders Share Company) pursuant to Article 18 of Reuters Founders Share Company’s Articles.

1.12	References in this Deed to Regulation numbers of Reuters Founders Share Company’s Articles are to the Regulations bearing that number at the date of this Deed.

2.	TERMINATION OF PRIOR AGREEMENTS

The parties to the 1998 Deed of Mutual Covenant hereby agree that the 1998 Deed of Mutual Covenant is hereby terminated and of no further effect save for any obligations of any party to it arising prior to the date hereof.

3.	REUTERS TRUST PRINCIPLES

3.1	Each of the Associations, being resolved to safeguard the principles, the character and the reputation of the Thomson Reuters Group, severally covenants with the other Associations severally, with Reuters Founders Share Company severally and with Thomson Reuters Corporation and Thomson Reuters PLC severally to use its best endeavours (subject as provided in Clauses 1.10, 3.3 and 3.4) to ensure that the Reuters Trust Principles are complied with.

3.2	Each of Reuters Founders Share Company, Thomson Reuters Corporation and Thomson Reuters PLC severally covenants with each of the Associations severally to use its best endeavours (subject as provided in Clause 3.4) to ensure that the Reuters Trust Principles are complied with.

3.3	The obligations of each of the Associations under Clause 3.1 shall be deemed to have been satisfied by the proper discharge by each of the Associations of their respective obligations under Clause 4 in order to ensure (in so far as by the proper exercise of such rights and the proper discharge of such obligations each such party is respectively able to do so without incurring any expenditure or pecuniary liability) that the Reuters Trust Principles are complied with.

3.4	No party to this Deed shall be obliged by the provisions of this Clause 3 to purchase or subscribe or otherwise to acquire, or to sell, transfer or otherwise dispose of, or deal in any manner in shares or other securities of Thomson Reuters Corporation or Thomson Reuters PLC or to refrain from doing any such thing.

3.5	For the avoidance of doubt, it is acknowledged for the benefit of each of the parties hereto and any Approved Person at the date hereof that completion of the Transaction in accordance with the terms thereof (including, without limitation, Thomson Reuters Corporation’s Articles, Thomson Reuters PLC’s Articles and the Reuters Trust Principles Support Agreement between Reuters Founders Share Company and the Woodbridge Company Limited of even date herewith) and the acquisition and maintenance by any Approved Person at the date hereof of shareholdings in Thomson Reuters PLC and/or Thomson Reuters Corporation comply with the Reuters Trust Principles (including such principles as defined in the 1998 Deed of Mutual Covenant).

4.	APPOINTMENT OF REUTERS TRUSTEES

4.1	Each of the Three Newspaper Associations severally covenants with each other of the Three Newspaper Associations severally and with NPA Nominees, Reuters Founders Share Company, Thomson Reuters Corporation and Thomson Reuters PLC severally to exercise its respective rights under Reuters Founders Share Company’s Articles to appoint one person to be a member of the Nomination Committee from time to time.

4.2	Subject to the provisions of Clause 4.9, NPA Nominees covenants with each of the Three Newspaper Associations severally and with Reuters Founders Share Company, Thomson Reuters Corporation and Thomson Reuters PLC severally to exercise its right under Reuters Founders Share Company’s Articles to appoint one person to be a member of the Nomination Committee from time to time in accordance with the directions in writing of NPA.

4.3	Reuters Founders Share Company covenants with each of the Three Newspaper Associations severally and with NPA Nominees, Thomson Reuters Corporation and Thomson Reuters PLC severally that no person shall be admitted to membership of Reuters Founders Share Company unless he shall first have executed and delivered a Form of Undertaking.

4.4	Reuters Founders Share Company covenants with each of the Three Newspaper Associations severally and with NPA Nominees that, subject to the provisions of Clause 4.8, every person duly nominated and approved as a Reuters Trustee in accordance with Reuters Founders Share Company’s Articles and the provisions of this Deed shall be admitted to membership and become a director of Reuters Founders Share Company forthwith upon execution under seal and delivery by such person of a Form of Undertaking.

4.5	Each of the Three Newspaper Associations severally covenants with each other of the Three Newspaper Associations severally and with NPA Nominees, Reuters Founders Share Company, Thomson Reuters Corporation and Thomson Reuters PLC severally that it will give a Distress Notice forthwith to each of them if a Relevant Event shall occur in respect of it.

4.6	Subject to the provisions of Clause 4.9, NPA Nominees covenants with each of the Three Newspaper Associations severally and with Reuters Founders Share Company, Thomson Reuters Corporation and Thomson Reuters PLC severally that it will give a Distress Notice forthwith to each of them if NPA directs it in writing so to do by reason of a Relevant Event having occurred in respect of NPA.

4.7	Reuters Founders Share Company shall, if it has by resolution of the Reuters Trustees in accordance with Article 22 of Reuters Founders Share Company’s Articles so resolved, give a Distress Notice to each of the Three Newspaper Associations, NPA Nominees, Thomson Reuters Corporation and Thomson Reuters PLC that a Relevant Event has occurred in respect of one of the Newspaper Associations.

4.8	If a Distress Notice is duly given by one of the Three Newspaper Associations, or by Reuters Founders Share Company in respect of any of the Three Newspaper Associations then if the Distress Notice is given by (or by Reuters Founders Share Company in respect of) any of the Three Newspaper Associations the obligations of that Newspaper Association under Clause 4.1 shall cease.

4.9	If:
(a)	NPA shall fail (for whatever reason) to give a direction in writing to NPA Nominees with respect to the appointment of a person to the Nomination Committee; or

(b)	a Distress Notice is duly given by NPA Nominees, or by Reuters Founders Share Company, in respect of NPA:
then:
(i)	the provisions of Clause 4.2 and Clause 4.6 shall forthwith cease to have effect; and

(ii)	the provisions of Clause 4.10 shall forthwith take effect.
4.10	Subject to the provisions of Clause 4.9, NPA Nominees covenants with each of the Three Newspaper Associations severally, with Reuters Founders Share Company severally and with Thomson Reuters Corporation and Thomson Reuters PLC severally to exercise its rights under Reuters Founders Share Company’s Articles to appoint one person to be a member of the Nomination Committee from time to time.

4.11	The giving of a Distress Notice by any of the Associations, or by Reuters Founders Share Company in respect of any of them, shall not prejudice any right or remedy of any party to this Deed against such person.

5.	ADDITIONAL COVENANTS WITH REUTERS FOUNDERS SHARE COMPANY

5.1	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company that their respective Boards of Directors and the Boards of Directors of their respective Subsidiaries will in the performance of their respective functions have due regard to the Reuters Trust Principles and to the rights and duties of the Reuters Trustees set out in Reuters Founders Share Company’s Articles in so far as by the proper exercise of their respective powers by such Boards of Directors and in accordance with the other duties of directors those principles are capable of being observed by such Boards of Directors.

5.2	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company that they will forthwith give to Reuters Founders Share Company full particulars of every recording or inscription made in their respective registers of interests in shares and their associated indexes (if any) kept in accordance with section 141 of the OBCA, and section 808 of the Companies Act 2006, respectively, and that they will forthwith upon request by Reuters Founders Share Company give to Reuters Founders Share Company a copy or copies of such registers and/or indexes or any part or parts thereof.

5.3	Each of the Associations severally covenants, and Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant, with Reuters Founders Share Company that it or they will give notice to Reuters Founders Share Company of any single action or event or series of actions or events which become known to it or them and which, in the opinion of such Association or of Thomson Reuters Corporation or Thomson Reuters PLC, as the case may be, would or might result in a breach of the Reuters Trust Principles.

5.4	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company that they will promptly give to Reuters Founders Share Company full particulars of any interest in their respective share capital becoming known to them through a public filing made, or a written notification delivered, under any law or regulation applicable to them or their respective shareholders.

5.5	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company that they will have an office of editor in chief of the news services of the Thomson Reuters Group and will provide Reuters Founders Share Company with the opportunity to consult with their respective Boards of Directors a reasonable period of time prior to appointing an individual to, or removing an individual from, such office.

5.6	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company that they will keep Reuters Founders Share Company informed through regular information meetings and presentations of material matters relating to the business and affairs of the Thomson Reuters Group that may reasonably be expected to affect the interests of Reuters Founders Share Company in relation to the Reuters Trust Principles.

6.	COVENANTS OF REUTERS FOUNDERS SHARE COMPANY

6.1	Reuters Founders Share Company, being entitled to make such representations to the Boards of Directors of Thomson Reuters Corporation and Thomson Reuters PLC, on matters of general interest affecting the Thomson Reuters Group, as it may from time to time think fit, shall cause the Reuters Trustees to be generally available for consultation with such Boards of Directors.

6.2	Reuters Founders Share Company shall use reasonable efforts to inform Thomson Reuters Corporation and Thomson Reuters PLC of its views on matters relating to the conduct of the business and affairs of the Thomson Reuters Group in relation to the Reuters Trust Principles.

6.3	Reuters Founders Share Company shall use reasonable efforts to attend either in person or by proxy any meeting of shareholders of Thomson Reuters Corporation or Thomson Reuters PLC at which a Reuters Founders Share carries a right to vote.

7.	INDEMNITIES AND ADMINISTRATIVE SERVICES

7.1	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company (both for the benefit of Reuters Founders Share Company and as trustee for the Reuters Trustees from time to time) that they will pay into Reuters Founders Share Company Bank Account on demand all such sums of money as Reuters Founders Share Company shall from time to time certify are required by it:
(a)	to indemnify the Reuters Trustees in respect of (i) their travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Reuters Trustees as directors and members of Reuters Founders Share Company and in carrying on the functions of Reuters Founders Share Company, including (but without limitation) the exercise of the rights, powers and duties exercisable by Reuters Founders Share Company and by the Reuters Trustees and (ii) amounts payable to the Reuters Trustees pursuant to Article 32 of the Articles of Association of Reuters Founders Share Company;

(b)	to indemnify members of the Nomination Committee of Reuters Founders Share Company (Nomination Committee) who are not Reuters Trustees in respect of (i) their travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Nomination Committee, and in carrying out the functions of the Nomination Committee including (but without limitation) the exercise of the rights, powers and duties exercisable by the Nomination Committee and (ii) amounts payable to members of the Nomination Committee pursuant to Article 32 of the Articles of Association of Reuters Founders Share Company;

(c)	to indemnify Reuters Founders Share Company in respect of all disbursements, fees and expenses which have been incurred or paid or will or may become liable to be incurred by it including in particular (but without limitation) all expenses incurred in enforcing the Reuters Trust Principles and any other provisions contained in this Deed and in carrying out the objects of Reuters Founders Share Company, whether by judicial proceedings or otherwise;

(d)	to indemnify Reuters Founders Share Company in respect of all fees payable to the Chairman of the Reuters Trustees or the other Reuters Trustees or to members of the Nomination Committee who are not Reuters Trustees provided that in determining the fee of the Chairman, the Reuters Trustees shall take into account the recommendation of the Remuneration Committee appointed by Reuters Founders Share Company pursuant to Article 15.5 of the Articles of Association of Reuters Founders Share Company. In determining the fee of the Reuters Trustees, the Chairman shall take into account the recommendation of the Remuneration Committee, any views of the remaining Reuters Trustees thereon and consult the Chief Executive Officer or other senior executive officers for the time being of the Thomson Reuters Group. The fees payable shall be at the rates from time to time determined in accordance with the Articles of Association of Reuters Founders Share Company;

(e)	to comply with all statutory requirements from time to time in force (and whether arising under taxation statutes or statutes relating to companies or otherwise) and applicable to Reuters Founders Share Company; and

(f)	to permit Reuters Founders Share Company to maintain in Reuters Founders Share Company Bank Account a credit balance of approximately ten thousand pounds to enable Reuters Founders Share Company to discharge any such fees, costs and expenses as are referred to in this Clause 7.
7.2	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company to pay on demand the cost of (or at the option of Reuters Founders Share Company procure the provision without cost to Reuters Founders Share Company of) all company secretarial services and other ancillary administrative services which Reuters Founders Share Company may from time to time request.
7.3	Each of Thomson Reuters Corporation and Thomson Reuters PLC shall be entitled to pay any sum due under this Clause 7 (other than any sum due pursuant to Clause 7.1(f)) into Reuters Founders Share Company Bank Account on terms that any sum so paid and which shall not within 30 days of being so paid have been utilised for the certified purpose shall forthwith on request in writing from Thomson Reuters Corporation or Thomson Reuters PLC (as applicable) be refunded to it. The obligations of Thomson Reuters Corporation and Thomson Reuters PLC in this Clause 7 may be fulfilled at their option by any member of the Thomson Reuters Group.

7.4	The obligations of Thomson Reuters Corporation and Thomson Reuters PLC to make any payment into Reuters Founders Share Company Bank Account under this Clause 7 shall not be affected by, nor shall the amount of any such payment be reduced on account of, any contractual or common law right of set-off, or any amount counter-claimed by either of them, respectively, in respect of any sum owing, or alleged to be owing, from Reuters Founders Share Company to either of them.

7.5	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant with Reuters Founders Share Company to maintain insurance coverage for all Reuters Trustees under the directors’ and officers’ insurance policy of the Thomson Reuters Group from time to time existing or an equivalent policy, on substantially similar terms to those applicable to directors of Thomson Reuters Corporation and Thomson Reuters PLC.

8.	VARIATION AND TERMINATION

8.1	Subject to the provisions of this Clause 8, the provisions of this Deed may be varied at any time by a supplemental deed between such of the parties as are required to consent to such variation by this Clause 8.

8.2	No variation may be made to this Deed without the written consent of each of the Associations and Reuters Founders Share Company.

8.3	No variation may be made to this Deed which would extend or increase the obligations or liabilities of any party to this Deed without written consent of that party.

8.4	This Deed may be terminated at any time with the written consent of each of the Associations and Reuters Founders Share Company.

9.	CHANGES IN PARTIES

Each of the parties to this Deed severally covenants with each of the Associations and Reuters Founders Share Company severally that it will not assign or sub-contract any of its rights or sub-contract the performance of any of its obligations under this Deed (except the performance of administrative duties).

10.	RELATIONSHIP OF THE PARTIES

Save as expressly provided in relation to Thomson Reuters PLC in Clause 12.4, this Deed shall not constitute any party hereto the agent of any other party, nor shall it constitute a partnership between any of the parties.

11.	NOTICES

11.1	Any notice or other communication under this Deed shall be in writing and in English.

11.2	Any such notice or other communication may be given by letter delivered, or sent postage prepaid by first class post, to the recipient at its address stated herein. Any such notice or other communication may be given by email or facsimile transmission to the recipient, but if so given shall promptly be confirmed by letter.

11.3	The address of any party to this Deed may be changed by notice given to each person who at the date of the giving of such notice is a party to this Deed.

11.4	Any notice or other communication delivered to the recipient shall be deemed to have been received on delivery. Any notice or other communication sent by first class post shall be deemed to have been received 48 hours after being put in the post if sent within the United Kingdom and seven days after being put in the post if sent to or from an address outside the United Kingdom. Any notice or other communication sent by email or facsimile transmission shall be deemed to have been received 24 hours after despatch.

11.5	A copy of any notice or other communication under this Deed to Reuters Founders Share Company shall be concurrently sent to the person designated from time to time by the Thomson Reuters Group to provide secretarial services to Reuters Founders Share Company.

12.	GOVERNING LAW AND JURISDICTION

12.1	This Deed shall be governed by and construed in accordance with the laws of England.

12.2	Each of the parties to this Deed irrevocably submits to the non-exclusive jurisdiction of the English courts and waives any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum or any similar grounds.

12.3	The provisions of Clause 12.2 shall not affect the right of any party to this Deed to take proceedings in any other jurisdiction in which jurisdiction can be founded.

12.4	Each of the parties to this Deed not having its registered office in the United Kingdom irrevocably appoints Thomson Reuters PLC as its agent for service of process in any proceedings brought before any English court. Thomson Reuters PLC irrevocably accepts such appointment. The provisions of this Clause 12.4 shall not affect the right to serve process in any manner permitted by law.

13.	THIRD PARTY RIGHTS

A person who is not a party to this Deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 or otherwise, with the exception of any Approved Person at the date hereof, which may enforce the provisions of Clause 3.5, and any of the Reuters Trustees.

14.	COUNTERPARTS

This Deed may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS whereof this Deed has been executed by the parties on the date first above written

EXECUTED AS A DEED BY PA GROUP LIMITED
by:	/s/ Mary Louise Cole
Name: Mary Louise Cole
Title: Company Secretary

by:	/s/ Steven Brown
Name: Steven Brown
Title: Director

EXECUTED AS A DEED BY NPA NOMINEES LIMITED
by:	/s/ Chris Elliott
Name: Chris Elliott
Title: Director

In the presence of
/s/ Wendy Collinson
Name: Wendy Collinson

EXECUTED AS A DEED BY AUSTRALIAN ASSOCIATED PRESS PTY LIMITED
by:	/s/ Clive Marshall
Name: Clive Marshall
Title: CEO

by:	/s/ Robert Davies
Name: Robert Davies
Title: Company Secretary

EXECUTED AS A DEED BY NEW ZEALAND PRESS ASSOCIATION LIMITED
by:	/s/ Michael Muir
Name Michael Muir
Title: Chairman

by:	/s/ J. S. Smith
Name J. S. Smith
Title: Director

EXECUTED AS A DEED BY REUTERS FOUNDERS SHARE COMPANY LIMITED
by:	/s/ Pehr Gyllenhammar
Name Gyllenhammar, Pehr
Title: Director

by:	/s/ Leonard Berkowitz
Name Berkowitz, Leonard
Title: Director

EXECUTED AS A DEED BY THOMSON REUTERS CORPORATION
by:	/s/ Deirdre Stanley
Name: Deirdre Stanley
Title: Executive Vice President and General Counsel

by:	/s/ Linda J. Walker
Name: Linda J. Walker
Title: Senior Vice President, Controller and Chief Accounting Officer

EXECUTED AS A DEED BY THOMSON REUTERS PLC
by:	/s/ David Thomson
Name: David Thomson
Title: Director

by:	/s/ W. Geoffrey Beattie
Name: W. Geoffrey Beattie
Title: Director

EXECUTED AS A DEED BY REUTERS GROUP PLC
by:	/s/ Daragh Fagan
Name: Daragh Fagan
Title: Company Secretary

by:	/s/ David Grigson
Name: David Grigson
Title: Director

APPENDIX
FORM OF UNDERTAKING

TO:	Reuters Founders Share Company Limited, Thomson Reuters Corporation, Thomson Reuters PLC, PA Group Limited, NPA Nominees Limited (on behalf of the Newspapers Publishers Association Limited), Australian Associated Press Pty Limited and New Zealand Press Association Limited
I,
of
HEREBY UNDERTAKE that upon my becoming a Reuters Trustee (as defined in the Articles of Association of Reuters Founders Share Company Limited) and so long as I shall be a Reuters Trustee I shall exercise all the voting and other rights and powers vested in me as a Reuters Trustee to secure that:
(a)	the Reuters Trust Principles (as defined in the Memorandum of Association of Reuters Founders Share Company Limited) are generally observed by Thomson Reuters Corporation and Thomson Reuters PLC and their respective subsidiaries from time to time and by Reuters Founders Share Company Limited;
(b)	every person duly nominated to be a Reuters Trustee in accordance with the Articles of Association of Reuters Founders Share Company Limited shall forthwith be admitted to membership of Reuters Founders Share Company Limited; and
(c)	the provisions of the Articles of Association of Reuters Founders Share Company Limited relating to the nomination and admission of persons to be Reuters Trustees shall not be amended without your prior written consent.
IN WITNESS whereof I have hereunto set my hand this       day of,
SIGNED AS A DEED and DELIVERED
by the above named in the presence of:
Witness:
Address:
Occupation:

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